SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                          Pacific Pharmaceuticals, Inc.
                             (f/k/a Xytronyx, Inc.)
                             ----------------------
                                (Name of Issuer)

                     Common Stock, par value $.02 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    694754102
                                    ---------
                                 (CUSIP Number)

                    Paramount Capital Asset Management, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4300

                              David R. Walner, Esq.
                    Paramount Capital Asset Management, Inc.
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 554-4372
         ---------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 27, 1998

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: |_|

                                  SCHEDULE 13D
CUSIP No. 694754102                                           Page 3 of 16 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
    OO (see Item 3 below)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        None
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             6,597,064
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        6,597,064
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         6,597,064
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                 [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         36.6%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 694754102                                           Page 4 of 16 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
    OO (see Item 3 below)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        None
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             2,339,769
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        2,339,769
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         2,339,769
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                 [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         19.2%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 694754102                                           Page 5 of 16 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    The Aries Trust
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
    OO (see Item 3 below)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Cayman Islands
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        None
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             4,197,295
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        4,197,295
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         4,197,295
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                 [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         22.8%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         OO (see Item 2)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 694754102                                           Page 6 of 16 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   [_]
                                                     (b)   [_]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
    OO (see Item 3 below)
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                [_]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        None
  NUMBER OF
    SHARES        --------------------------------------------------------------
 BENEFICIALLY      8)   SHARED VOTING POWER
   OWNED BY             10,089,153 /1/
EACH REPORTING
    PERSON        --------------------------------------------------------------
     WITH          9)   SOLE DISPOSITIVE POWER
                        None
                  --------------------------------------------------------------
                  10)   SHARED DISPOSITIVE POWER
                        10,089,153
--------------------------------------------------------------------------------
11)      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         10,089,153
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                 [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         46.8%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

-------------
/1/ Includes 2,399,769 shares beneficially owned by Aries Domestic Fund, L.P., 4,197,295 shares beneficially owned by The Aries Trust and 50,000 shares beneficially owned by Paramount Capital Investments, LLC of which Dr. Rosenwald is the Chairman and sole stockholder.

Item 1.  Security and Issuer.

         (a)      Common Stock, $.02 par value ("Shares")

                  Pacific Pharmaceuticals, Inc.
                  f/k/a Xytronyx, Inc.
                  6730 Mesa Ridge Rd.
                  San Diego, CA 92121
                  619-550-3900

Item 2.  Identity and Background.

         Names of Persons Filing:

         (a) This  statement  is filed on  behalf  of  Paramount  Capital  Asset
Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Fund, a Class of the Aries Trust ("Aries Trust") and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" and collectively, the "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

         (b) The business address of Paramount Capital, Aries Domestic and Dr. Rosenwald is 787 Seventh Avenue, New York, New York, 10019. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

         (c) Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital,/2/ a Subchapter S corporation incorporated in the State of Delaware. Paramount Capital is the General Partner of Aries Domestic,/3/ a limited partnership incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Trust,/4/ a Cayman Islands Trust.

         (d) The Reporting Parties and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Parties and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

--------
/2/ Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

/3/ Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

/4/ Please see attached Exhibit D indicating the investment manager of the Aries Trust and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.

         (f) Dr. Rosenwald is a citizen of the United States. Item 3. Source and Amount of Funds or Other Consideration.

                  Since December 6, 1995, the date of the original schedule 13D filing of the Reporting Parties, Aries Domestic and the Aries Trust acquired additional securities of the Issuer as detailed below.

                  On October 8, 1996, Aries Domestic received warrants to purchase 45,000 Shares, and the Aries Trust received warrants to purchase 105,000 Shares in connection with a line of credit of up to $500,000 which Aries Domestic and the Aries Trust extended to the Issuer.

                  On March 7, 1997, in connection with the closing (the "Closing") of a private offering (the "Offering") of securities of the Issuer, in which Paramount Capital, Inc. acted as placement agent, Aries Domestic used its general funds to effect the purchase of 8.6 units (the "Units"), each Unit consisting of (a) 500 shares of Premium Preferred Stock (the "Preferred Stock") and (b) warrants to purchase 50,000 Shares for an aggregate amount of 4,299 shares of Preferred Stock (which shares of Preferred Stock are convertible into 1,250,545 Shares based on a conversion rate of 290.89 Shares per share of Preferred Stock) and warrants to purchase 429,900 Shares for an approximate aggregate purchase price of $860,000. On the same date and in the same Offering, the Aries Trust used its general funds to effect the purchase of 16.68 Units for an aggregate amount of 8,340 shares of Preferred Stock (which shares of Preferred Stock are convertible into 2,426,041 Shares based on a conversion rate of 290.89 Shares per share of Preferred Stock) and warrants to purchase 834,000 Shares for an approximate aggregate purchase price of $1,668,000.

                  Aries Domestic and the Aries Trust invested in the Offering net of commissions. Accordingly, Aries Domestic was allocated 0.86 Unit Purchase Options to purchase (a) 430 shares of Preferred Stock (convertible into 125,084 Shares based on a conversion rate of 290.89 Shares per share of Preferred Stock) and (b) warrants to purchase 42,990 Shares. Similarly, the Aries Trust received
1.668 Unit Purchase Options to purchase (x) 834 shares of Preferred Stock of the Issuer (convertible into 242,604 Shares based on a conversion rate of 290.89 Shares per share of Preferred Stock) and (y) warrants to purchase 83,400 Shares.

                  In connection with the Offering, Dr. Rosenwald received 11.4 Unit Purchase Options to purchase (a) 5,700 shares of Preferred Stock (convertible into 1,658,153 Shares based on a conversion rate of 290.89 Shares per share of Preferred Stock) and (b) warrants to 570,023 Shares.

                  On August 27, 1998 Paramount Capital Investments, LLC ("PCI") received 50,000 Shares in connection with an Introduction Agreement entered into among the Issuer and PCI on February 12, 1998 pursuant to which PCI introduced the Issuer to a technology that the Issuer subsequently acquired.


Item 4.           Purpose of Transaction.

                  The Reporting Parties have acquired shares of Common Stock of the Issuer as an investment in the Issuer.

                  In December, 1996, the Issuer effected certain changes to its management and Board of Directors, including but not limited to, replacing its Chief Executive Officer. Mr. Michael S. Weiss, a member of the Issuer's Board of Directors and Senior Managing Director of Paramount Capital, Inc. (an investment bank related to Paramount Capital), voted in favor of these changes. Mr. David
R. Walner, Secretary of the Issuer, is Secretary of Paramount Capital and an Associate Director of Paramount Capital, Inc.. As previously set forth in Item 4., Paramount Capital, Inc. has acted as placement agent for the Issuer in connection with its November, 1995 and March, 1996 private offering of securities.

                  Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

         (a) As of September 9, 1998, Paramount Capital, through acquisition of the Shares by the Aries Trust and Aries Domestic, beneficially owned warrants to purchase 1,540,290, 12,639 shares of Preferred Stock of the Issuer (convertible into 3,676,586 Shares), warrants to purchase 1,264 shares of Preferred Stock (which shares of Preferred Stock are convertible into 367,688 Shares), five Units convertible into 400,000 Shares and warrants to purchase 500,000 Shares and 0.625 Unit Warrants convertible into 50,000 shares of common stock and 62,500 warrants to purchase shares of common stock or 36.57 of the Issuer's securities on a fully diluted basis and Aries Domestic, the Aries Trust and Dr. Rosenwald beneficially owned as follows:

                                    Percent          Amount Owned
                                    -------          ------------

         Aries Domestic              17.3%           517,890     warrants    to
                                                     purchase    Shares

                                                     4,299 shares of Preferred
                                                     Stock (convertible   into
                                                     1,250,545    Shares)

                                                     2.5   Units  (convertible
                                                     into  200,000  Shares  and
                                                     warrants    to    purchase
                                                     250,000   Shares)

                                                     0.3125   Unit    Warrants
                                                     (convertible into  25,000
                                                     Shares and 31,250 warrants
                                                     to purchase    Shares)

                                                     430 warrants to   purchase
                                                     shares of Preferred Shares
                                                     (which shares of preferred
                                                     stock are convertible into
                                                     125,084 Shares)

         Aries Trust                 26.8%           1,022,400    warrants   to
                                                     purchase    Shares

                                                     8,334  shares of Preferred
                                                     Stock   (convertible  into
                                                     2,426,041    Shares)

                                                     2.5 Units (convertible into
                                                     200,000     Shares     and
                                                     warrants    to    purchase
                                                     250,000   Shares)

                                                     0.3125  Unit Warrants
                                                     (convertible into  25,000
                                                     Shares and 31,250  warrants
                                                     to purchase    Shares)

                                                     834 warrants  to   purchase
                                                     shares of Preferred Shares
                                                     (which shares of preferred
                                                     stock are convertible into
                                                     242,604 Shares)

         Dr. Rosenwald               41.7%           2.40213 Units (convertible
                                                     into  192,170  Shares  and
                                                     240,213     warrants    to
                                                     purchase Shares)

                                                     5,700 warrants to purchase
                                                     shares of Preferred  Stock
                                                     (convertible          into
                                                     2,239,728 Shares)

                                                     50,000 Shares

         (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust.

         (c) Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

         (d) & (e)         Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer
                  ----------------------------------------

                  Paramount Capital is the investment manager of the Aries Trust and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties,

Paramount Capital receives certain management fees and performance allocations from the Aries Trust and Aries Domestic. Dr. Rosenwald is the sole shareholder of Paramount Capital.

                  Paramount Capital, Inc. has acted as placement agent for the Issuer in connection with its November 1995 and March 1996 private offerings of securities. In June 1998 Paramount Capital, Inc. acted as placement agent in connection with the private offering of securities of the Issuer's majority owned subsidiary. Michael S. Weiss, Senior Managing Director of Paramount Capital, Inc., serves as a member of the Board of Directors of the Issuer, receives customary Board member compensation and voted in favor of the December 1996 changes to management and Board composition previously set forth in Item 4. David R. Walner, Associate Director of Paramount Capital, Inc. and Secretary of Paramount Capital, serves as Secretary of the Issuer without compensation.


                  Except as indicated in this 13D and exhibits hereto, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other party or parties, with respect to any securities of the Issuer.


Item 7.                    Material to be Filed as Exhibits:

Exhibit A -                Copy  of  an   Agreement   between  Dr.   Rosenwald,
                           Paramount Capital, Aries Domestic and Aries Trust to file this Statement on Schedule 13D on behalf of each of them.

Exhibit B -                List  of  executive   officers   and   directors  of
                           Paramount  Capital  and  information  called  for by
                           Items  2-6  of  this  statement   relating  to  said
                           officers and directors.


Exhibit C -                List of executive  officers  and  directors of Aries
                           Domestic and information  called for by Items 2-6 of
                           this   statement   relating  to  said  officers  and
                           directors.

Exhibit D -                List of executive  officers  and  directors of Aries
                           Trust  and  information  called  for by Items 2-6 of
                           this   statement   relating  to  said  officers  and
                           directors.

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   September 25, 1998
         New York, New York         By: /s/ Lindsay A. Rosenwald, M.D.
                                        ------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            President


                                    ARIES DOMESTIC FUND, L.P.
                                    By: Paramount Capital Asset Management, Inc.
                                          General Partner

Dated:   September 25, 1998
         New York, New York         By: /s/ Lindsay A. Rosenwald, M.D.
                                    ----------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            President


                                    THE ARIES TRUST
                                    By: Paramount Capital Asset Management, Inc.
                                        Investment Manager

Dated:   September 25, 1998
         New York, New York         By: /s/ Lindsay A. Rosenwald, M.D.
                                    ----------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            President


Dated:   September 25, 1998
         New York, New York           By: /s/ Lindsay A. Rosenwald, M.D.
                                      ----------------------------------
                                              Lindsay A. Rosenwald, M.D.

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D



                  The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Pacific Pharmaceuticals, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


                                    PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   September 25, 1998
         New York, New York         By: /s/ Lindsay A. Rosenwald, M.D.
                                        ------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            President


                                    ARIES DOMESTIC FUND, L.P.
                                    By: Paramount Capital Asset Management, Inc.
                                          General Partner

Dated:   September 25, 1998
         New York, New York         By: /s/ Lindsay A. Rosenwald, M.D.
                                    ----------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            President


                                    THE ARIES TRUST
                                    By: Paramount Capital Asset Management, Inc.
                                        Investment Manager

Dated:   September 25, 1998
         New York, New York         By: /s/ Lindsay A. Rosenwald, M.D.
                                    ----------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            President


Dated:   September 25, 1998
         New York, New York           By: /s/ Lindsay A. Rosenwald, M.D.
                                      ----------------------------------
                                              Lindsay A. Rosenwald, M.D.

                                    EXHIBIT B

         The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                                            PRINCIPAL OCCUPATION
         NAME                                    OR EMPLOYMENT

Lindsay A. Rosenwald, M.D.      Chairman  of the  Board  of  Paramount  Capital
                                Asset  Management,   Inc.,   Paramount  Capital
                                Investments, LLC and Paramount Capital, Inc.

Mark C. Rogers, M.D.            President    of   Paramount    Capital    Asset
                                Management,  Inc. of  Paramount  Capital  Asset
                                Management,     Inc.,     Paramount     Capital
                                Investments, LLC and Paramount Capital, Inc.

Peter Morgan Kash               Director of Paramount Capital Asset Management,
                                Inc.,  Senior  Managing   Director,   Paramount
                                Capital, Inc.

Dr. Yuichi Iwaki                Director of Paramount Capital Asset Management,
                                Inc.,   Professor,   University   of   Southern
                                California School of Medicine

Item 2.

         During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

         The name and principal occupation or employment of the General Partner of Aries Domestic, which is located at 787 Seventh Avenue, New York, New York, 10019, is as follows:

                                                   PRINCIPAL OCCUPATION
         NAME                                          OR EMPLOYMENT

Paramount Capital Asset Management, Inc.     General Partner; Investment Manager

         Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT D

         The name and principal occupation or employment, which in the case of Paramount Capital Asset Management, Inc. is located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Aries Trust is as follows:

                                                       PRINCIPAL OCCUPATION
         NAME                                               OR EMPLOYMENT

Paramount Capital Asset Management, Inc.               Investment Manager

MeesPierson (Cayman) Limited                           Trustee
P.O. Box 2003
British American Centre
Phase 3, Dr. Roy's Drive
George Town, Grand Cayman

         Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, neither of the above persons (to the best of Aries Trust's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.


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